
February 4, 2025

Patricia M. Natale
General Counsel
Independent Bank Corp.
2036 Washington Street
Hanover, Massachusetts 02339

>   **Re: Independent Bank Corp.**
>   **Registration Statement on Form S-4**
>   **Filed January 27, 2025**
>   **File No. 333-284527**

Dear Patricia M. Natale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance